  EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES STRONG 54% QUARTERLY INCREASE IN Q2 2025 PRODUCTION RESULTS

TORONTO, ONTARIO – July 29, 2025 – Americas Gold and Silver Corporation (the “Company” or “Americas”) (TSX:USA; NYSE American: USAS) is pleased to announce strong consolidated silver production of 689,000 ounces for the second quarter of 2025, an increase of 54% compared to 446,000 ounces produced in the first quarter of 2025.

Americas’ unaudited consolidated cash balance as at June 30, 2025 was US$61.7 million, an increase of US$52.9 million compared to March 31, 2025. The increased cash balance benefited from the receipt of the first tranche (US$50 million) of the previously announced US$100 million senior secured debt facility (“Term Loan Facility”) and the receipt of US$11.5 million from a non-brokered private placement which was a pre-condition to the Term Loan Facility (see Americas news releases dated June 3, 2025, and June 25, 2025). During the second quarter, the Company continued to deploy capital into its revitalization and growth plan in line with its budget.

Paul Andre Huet, Chairman and CEO Commented: “I am extremely pleased with our very strong second quarter results which were a 54% improvement on the first quarter of this year. After spending significant effort underground at Galena conducting numerous time studies, engineering work, productivity-focused projects and implementing both new equipment and adjusting the mining method, our operation in Idaho delivered a 34% quarter-over-quarter increase – a tremendous result by the team. At Cosalá, outstanding efforts by our operating team delivered a 103% improvement on the first quarter as the operation progresses on schedule towards the transition into EC120 later this year. Overall, we are delighted with the results across our operations after just two quarters at the helm with the new combined team working very well together.

The strong second quarter production and our significantly bolstered balance sheet have set us up with the resources we need to continue executing on the initial phases of our operational strategy focused on unlocking the massive potential of our asset base for our shareholders.

Overall, our operational performance in the first half of 2025 puts us in a very favourable position with respect to achieving our goals for 2025 as we build our growth momentum. We look forward to providing further updates as we continue our 2025 development and drill programs.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a silver-focused producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company’s largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver plays, with an objective of over 80% of its revenue to be generated from silver by the end of 2025.

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For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:          +1(647)888-6458

E:            ir@americas-gold.com

W:          americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the ability to achieve production results and maintain conditions for operational results and expectations described herein, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; security conditions in the areas where the Company’s operations are located (including the Cosalá Operations in Sinaloa, Mexico); fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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